3000 Two Logan Square

Eighteenth and Arch Streets

Philadelphia, PA 19103-2799

215.981.4000

Fax 215.981.4750

March 27, 2015

VIA EDGAR AND OVERNIGHT MAIL

Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Attention: Anne Nguyen Parker, Assistant Director

Re:	Bojangles’, Inc.
Draft Registration Statement on Form S-l
Submitted March 11, 2015
CIK No. 0001630132

Ladies and Gentleman:

We are submitting this letter on behalf of our client, Bojangles’, Inc. (the “Company”), in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) contained in your letter, dated March 23, 2015 (the “Comment Letter”) in connection with the Company’s Registration Statement on Form S-1 (the “Registration Statement”), as submitted in confidential draft format to the SEC on March 11, 2015, as permitted by Section 6(e) of the Securities Act of 1933, as amended (the “Securities Act”), and Section 106(a) of the Jumpstart Our Business Startups Act of 2012.

For your convenience, our responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter. Each of the comments from the Comment Letter is restated in bold and italics prior to the Company’s response. Capitalized terms used but not defined in this letter shall have the respective meanings given to such terms in the Registration Statement. All page number references in Company’s responses are to page numbers in the Registration Statement, which is being confidentially submitted concurrently with this response.

Prospectus Summary, page 1

1.	We note your response to our prior comment 9. While your response states that you offer “fast-casual quality food,” your reference in the filing to the growth rates and returns in the fast casual segment seem to imply that you consider yourself part of the fast casual segment. This segment currently is enjoying greater appeal and growth than the quick service segment. To provide a more balanced understanding of the extent to which your restaurants meet the commonly understood definition of fast casual, please revise to more fully disclose the characteristics of your restaurants that do and do not meet that definition.

In this regard, we note the statement on page 1 that you “offer fast-casual quality food combined with quick-service speed, convenience and value….” We also note the discussion “Unique Value Proposition: Fast-Casual Quality Food with QSR Speed, Convenience and Value” beginning on page 4. It appears this disclosure discusses only some aspects of your

Securities and Exchange Commission

March 27, 2015

restaurants that are fast casual and some that are quick serve, and that you focus only on “the best elements.” To further balance your disclosure please explain the extent to which your locations may not be upscale, you use the non-fast casual concept of drive-thru ordering, you offer less customization than many fast casual restaurants, and your offerings such as your fried chicken and fries are generally not freshly prepared to order and are instead prepared in advance.

The Company respectfully submits that, in the Registration Statement, the Company indicates that it falls into the limited service restaurant (“LSR”) category and does not identify itself as being solely in either the QSR or fast casual segment of the LSR category. The Company does, as disclosed, combine elements of both segments. This is illustrated, for example, on Page 3 of the Registration Statement in the section of the Prospectus Summary entitled “Our Industry” where the Company discusses the two segments and presents growth rates for both segments. Please note that while the Company does not identify itself as being solely within either LSR segment, it does present information for both segments without giving more prominence to the fast casual segment. In response to the Staff’s comment, the Company is deleting the “best” modifier on page 4 and elsewhere in the Registration Statement.

On page 5 of the Registration Statement, the Company discloses in the “Attractive Price Point” bullet of the “Unique Value Proposition: Fast-Casual Quality Food with QSR Speed, Convenience and Value” section that the Company’s average check is lower than any restaurant in the fast casual segment (as well as most QSRs). The Company has revised the “Compelling Speed and Convenience” bullet under the same section to indicate that the Company’s percentage of revenues from drive-thru and carry-out is in contrast to most restaurants in the fast casual segment.

In further response to the Staff’s comment, the Company has made revisions to the Registration Statement on page iv to clarify which attributes of the Company’s restaurants are typically associated with QSRs and which attributes are more typical of fast casual restaurants. The Company believes that these changes will allow potential investors to better understand how the Company fits between the two segments.

With respect to the staff’s reference to the “upscale nature” of the Company’s locations, the Company respectfully submits that it does not describe its locations in such manner in the Registration Statement. The revisions the Company made to page iv of the Registration Statement note the convenient locations and format of the Company’s restaurants as being attributes they share with QSRs (rather than with the fast casual segment generally). Accordingly, the Company respectfully submits that it does not believe that additional disclosure is required.

With respect to customization, the Company’s menu contains a variety of items that can be mixed and matched in multiple combinations to create a variety of meals. In addition, the Company offers hundreds of possible combinations of its biscuit sandwiches as well as other options that can be included in sandwiches, snacks or salads. Whether customers eat in the restaurants, carry out their meals or use the drive-thru, they enjoy the same high level of customization from our menu. The Company believes the customizable nature of its menu is comparable to many fast casual restaurants.

Securities and Exchange Commission

March 27, 2015

The Company also notes that its low average check, while an attribute of QSRs, serves to enhance the customization of its menu because customers can create a meal from multiple menu selections without unduly increasing the cost of their meal. Accordingly, the Company respectfully submits that it does not believe that additional disclosure is required concerning customization.

Finally, with respect to the preparation of the Company’s offerings, the Company respectfully submits that such preparation is consistent with the offerings of fast casual restaurants. The Company’s biscuits are made fresh from scratch every 20 minutes and any biscuits older than 20 minutes are discarded. The “made from scratch” nature of the biscuits, as well as their availability all day, distinguish the quality of the Company’s food offerings from other concepts that make items in commissaries and freeze and deliver them to restaurants. This characteristic of Bojangles’ biscuit offering creates freshly made, non-frozen, on-premises baked goods similar to many fast casual restaurants that prepare freshly made breads and other baked goods. The Company’s bone-in fried chicken is never frozen, is delivered fresh to the restaurants by its suppliers, and then is marinated for 12 hours and hand breaded in the restaurant using an elaborate method, prior to cooking. By necessity, the Company’s bone-in fried chicken must be made shortly in advance of customer orders, but the Company notes that while many items at a fast casual restaurant are assembled when ordered by a customer, the individual components of the customer’s order are either cooked in advance or shipped to the restaurant ready-to-eat by the restaurant’s suppliers. Also, the Company’s diverse combination of side items exceeds the typical QSR offering of primarily french fries, and is closer in the nature to that of fast casual dining. For example, the Company’s signature “Bojangles’ Dirty Rice” side item is made from hard rice, prepared over 20 minutes on the stove, and not from “boil-in-the-bag” that is more typical in QSR restaurants. Accordingly, the Company respectfully submits that it does not believe that additional disclosure is required concerning food preparation.

Our Industry, page 3

Increasing Chicken Consumption, page 3

2.	We note your response to our prior comment 10. If you choose to disclose the growth in per capita U.S. chicken consumption since 1970 please quantify how the per capita consumption of fried chicken has changed over that period, or clarify that the statistic presented relates to all chicken consumption, whether or not fried. It appears that a significant portion, if not a majority, of the chicken you sell is fried, bone-in or otherwise. We note that in addition to bone-in chicken you also sell Cajun Fillets, Chicken Supremes, and Homestyle Tenders which appear to be fried. If it is your position that fried chicken does not represent a significant portion of your chicken sales please tell us what percentage of chicken you sell is fried, whether bone-in or otherwise.

In response to the Staff’s comment, the Company has removed all references to the per capita U.S. chicken consumption data from the Registration Statement.

Restaurant Contribution and Restaurant Contribution Margin, page 57

3.	Please revise to provide footnote disclosure to the table of restaurant contribution of the impact of the gain from renegotiation of your beverage contract on restaurant contribution and margin for fiscal 2014.

Securities and Exchange Commission

March 27, 2015

In response to the Staff’s comment, the Company has provided disclosure regarding the gain from the renegotiation of the Company’s beverage contract on restaurant contribution on page 57 of the Registration Statement.

We thank you for your prompt attention to this letter responding to the Staff’s Comment Letter and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this filing to the undersigned at 610.640.7839 or to Barry M. Abelson at 215.981.4282.

Sincerely,

/s/ John P. Duke

John P. Duke

cc:	Via E-mail
Clifton Rutledge
Eric M. Newman
Barry M. Abelson
Scott R. Jones